

April 18, 2011

Mr. Glenn A. Britt
Chairman and Chief Executive Officer
Time Warner Cable Inc.
60 Columbus Circle
New York, New York 10023

> **Re: Time Warner Cable Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 18, 2011**
> **File No. 001-33335**

Dear Mr. Britt:

We have reviewed your Form 10-K for the fiscal year ended December 31, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days and provide the requested information and indicate that you will comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comments apply to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 1. Business, page 1

1. We note risk factor disclosure on page 22 which discusses intellectual property rights on which your "business depends." Please discuss these intellectual property rights. See Item 101(c)(iv) of Regulation S-K.

Advertising, page 5

2. We note your disclosure regarding your investment in National Cable Communications LLC. Tell us and disclose in your financial statements how you account for this investment.

Financial Condition and Liquidity, page 54

3. Please discuss whether your existing cash, cash equivalents, net cash from operations and sources of liquidity will be sufficient to fund your operations, anticipated capital expenditures and debt repayment obligations for at least the next twelve months.   In addition, provide a discussion regarding the company's ability to meet its long-term liquidity needs. Note that we consider "long-term" to be the period in excess of the next twelve months. Refer to Section IV of the Commission's Interpretive Release on Management Discussion and Analysis of Financial Condition and Results of Operations which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Note 19. Commitments and Contingencies, page 108

Legal Proceedings, page 109

4. With respect to each of your contingent liabilities, please fully comply with the disclosure requirements of FASB ASC 450-20, including an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Hauber, Staff Accountant, at 202-551-3368 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458, Celeste Murphy, Legal Branch Chief, at 202-551-3257 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Celeste Murphy For
Larry Spirgel
Assistant Director